SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 36149; File No. 812-15904

GoldenTree Opportunistic Credit Fund, et al.

May 12, 2026.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: GoldenTree Opportunistic Credit Fund, GoldenTree Asset Management Credit Advisor LLC, GoldenTree Asset Management LP, GoldenTree Loan Management, LP, GLM LP, GoldenTree Loan Management II, LP, GoldenTree Loan Management III, LP, GoldenTree Opportunistic Credit Fund Cayman LP, GoldenTree Opportunistic Credit Fund Cayman LLC, and certain of their affiliated entities as described in Schedule A to the Application.

Filing Dates: The application was filed on September 25, 2025, and amended on March 24, 2026.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by emailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by email, if an email address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. The email should

include file number referenced above. Hearing requests should be received by the Commission by 5:30 p.m. on June 8, 2026, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Peter Alderman, GoldenTree Asset Management LP, 300 Park Avenue, 21st Floor, New York, New York 10022; William J. Bielefeld, Esq. and Alexander C. Karampatsos, Esq., Dechert LLP, 1900 K Street, NW, Washington, DC 20006.

FOR FURTHER INFORMATION CONTACT: Adam Large, Senior Special Counsel, or Deepak T. Pai, Senior Counsel at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' first amended application, filed March 24, 2026, which may be obtained via the Commission's website by searching for the file number at the top of this document,

or for an Applicant using the Company name search field, on the SEC's EDGAR system.

The SEC's EDGAR system may be searched at https://www.sec.gov/search-filings. You may also call the SEC's Office of Investor Education and Assistance at (202) 551– 8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Vanessa A. Countryman,

Secretary.